Direct Response Financial Services, Inc.
2899 Agoura Road, Suite 115
Westlake Village, CA  91361

February 10, 2006

VIA EDGAR FILING

Securities and Exchange Commission
Attn: Mr. Jorge Bonilla, Sr. Staff Accountant
Washington, DC  20549

Re:       DIRECT RESPONSE FINANCIAL SERVICES, INC.
            Form 10-KSB for year ended 1/31/2005 / Filed 5/2/2005
            File No. 333-52268

Dear Mr. Bonilla:

          This letter is in response to the issues raised in your letter to the Company of January 20, 2006.  The comments from your office and the Company’s responses are listed below.

          Report of Independent Registered Public Accounting Firm, page 10

          1.         We have read your response to comment one and will monitor your amendment to the Form 10-KSB for compliance.

          Company Response – The Company will be amending and restating its 10-KSB filed for the January 31, 2005 fiscal year to reflect this item and will provide a new report of independent registered public accounting firm.

          Note 7 – Convertible Debenture, pages F-11 – F-13

          2.         We have read your responses to comments three and four.  Before applying the guidance in EITF 98-5 and 00-27, you must first analyze your debt instrument for potential embedded derivatives.  Tell us how you considered SFAS 133 and EITF 00-19 in determining whether your debt instrument and warrants contain embedded derivatives.  In your response specifically address whether your obligation to issue shares upon conversion and exercise must be satisfied in registered shares.  Additionally, tell us whether any terms in the debt agreements would require net cash settlement.

Securities and Exchange Commission
Attn: Mr. Jorge Bonilla, Sr. Staff Accountant
February 10, 2006

          Company Response – We have considered SFAS 133 and EITF 00-19, as you directed, and believe that the convertible debenture and the warrants do contain embedded derivatives. We have concluded that embedded derivatives result from the requirement that the conversions and warrant exercises be settled in registered stock. Also, in accordance with the guidance of EITF 98-5 and EITF 00-27, we have determined that favorable embedded features present in the instruments should be valued separately at issuance. Further, we believe that the extension of the terms of the instruments on March 23, 2005 requires a recalculation of the favorable embedded features.  Lastly, by the terms of the debt agreements net cash settlement is required as the Company must deliver registered shares.

          Accordingly, we are in the process of amending our Form 10-KSB, originally filed on May 2, 2005, and restating our financial statements for the years ending January 31, 2004 and January 31, 2005, to take the above responses into account.

          In connection with the above responses, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings and that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  Further, the Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your time and attention to the above.  Should you desire further comments or clarification with respect to the foregoing, please feel free to contact the undersigned.

                                                                        Sincerely,

                                                                        Direct Response Financial Services, Inc.

                                                                        /s/ Douglas R. Hume

                                                                        Douglas R. Hume, General Counsel

DRH: